                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 GOTO.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38348T107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Todd Tappin
                             Chief Financial Officer
                                 GoTo.Com, Inc.
                            74 North Pasadena Avenue
                                    3rd Floor
                           Pasadena, California 91103
                                 (626) 685-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)



                               Page 1 of 12 Pages

                                  SCHEDULE 13D

-------------------
CUSIP NO. 38348T107                                                 PAGE 2 OF 12
-------------------



--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      BILL GROSS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          13,604,915 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,530 SHARES
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            13,604,915 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,530 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,607,445 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP NO. 38348T107                                                 PAGE 3 OF 12
-------------------



--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON


      BILL GROSS' IDEALAB!
      TAX I.D. NO. 95-4569774
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          13,604,915 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,530 SHARES
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            13,604,915 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,530 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,607,445 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP NO. 38348T107                                                 PAGE 4 OF 12
-------------------



--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON



      IDEALAB! HOLDINGS, L.L.C.
      TAX I.D. NO. 95-4729649
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          13,356,164 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            13,356,164 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,356,164 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 4 to the Statement on Schedule 13D (the "Amendment No. 4") filed by Bill Gross, Bill Gross' idealab!, a California corporation ("idealab!"), and idealab! Holdings, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of idealab! ("idealab! Holdings," and together with Bill Gross and idealab!, the "Reporting Persons") amends and supplements the Statement on Schedule 13D (the "Initial Filing") filed on January 3, 2000, as amended and supplemented pursuant to Amendment No. 1 filed by the Reporting Persons on January 20, 2000, Amendment No. 2 filed by the Reporting Persons on March 6, 2000 and Amendment No. 3 filed by the Reporting Persons on May 9, 2001 (collectively with the Initial Filing, the "Schedule 13D"), relating to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of GoTo.Com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103.

                  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly by Bill Gross, idealab! and idealab! Holdings.

                  (b) The address of the Reporting Persons' principal office or residence is 130 West Union Street, Pasadena, California 91103. The names, business addresses and principal businesses of each of the directors and executive officers of each of idealab! and idealab! Holdings are set forth on
Schedule I hereto and incorporated by reference herein.

                  (c) The principal business of idealab! and idealab! Holdings is the creation and operation of internet businesses.

                  (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) To the best knowledge of idealab! and idealab! Holdings, each of their executive officers and directors is a United States citizen. Bill Gross is a United States citizen.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended by adding the following:

                  On June 6, 2001, the Company filed a registration statement under the Securities Act of 1933 pursuant to which idealab! proposes to sell five million shares of Common Stock, plus up to one million one hundred twenty five thousand shares to cover over-allotments, if any, through an underwritten offering.

                  By participating in the registered offering, idealab! believes that it will be able to continue to comply with the terms of an order received under section 3(b)2 of the Investment Company Act of 1940, as amended (the "1940 Act"), declaring that idealab! is not an investment company. The Reporting Persons have executed lock-up agreements with the underwriters for the offering in which the Reporting Persons have agreed not to sell securities of the Company until ninety days following the offering. Based on recent trading prices of Company stock and based on the current value of idealab!'s other assets, idealab! believes that following the offering, it will continue to be in compliance with the terms of its order. idealab! currently anticipates that during the six to nine month period following expiration of its lock-up agreement with the underwriters, it will sell in market transactions up to two million shares of Common Stock, subject to market conditions. Given the Reporting Persons' current relationship with the Company, idealab! further anticipates that any sales in market transactions would be made in accordance with a plan under Rule 10b5-1 under the Securities Exchange Act of 1934.

                  Subject to its lock-up agreement with the underwriters and depending on changes in the trading price of Company stock and the value of idealab!'s other assets following the offering, idealab! may make additional sales in order to continue to satisfy the representations made in connection with the order. idealab! currently anticipates that any sales of Common Stock will be made in market transactions pursuant to Rule 144, subject to the volume limitations thereof. However, in the future idealab! may effect such sales through private transactions or a registered offering.

                  Subject to the foregoing, the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions or through registered offerings, depending upon the Reporting Persons' evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions, stock market conditions, and idealab!'s business and strategic objectives.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Reference is made to the proposed sale of shares of Common Stock of the Company and related lock-up agreements described in Item 4 hereof.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended by adding the following:

         Exhibit 14 Lock-up Agreement, dated as of June 4, 2001, by and among Bill Gross' idealab!, GoTo.com, Inc. and Credit Suisse First Boston Corporation, Salomon Smith Barney and U.S. Bancorp Piper Jaffray, as representatives of the several underwriters.

         Exhibit 15 Lock-up Agreement, dated as of June 4, 2001, by and among Bill Gross, GoTo.com, Inc. and Credit Suisse First Boston Corporation, Salomon Smith Barney and U.S. Bancorp Piper Jaffray, as representatives of the several underwriters.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 6, 2001                   BILL GROSS


                                      By: /s/ Bill Gross
                                          --------------------------------------


Dated: June 6, 2001                   BILL GROSS' IDEALAB!


                                      By: /s/ Bill Gross
                                          --------------------------------------
                                          Name:  Bill Gross
                                          Title: Chairman of the Board and
                                                 Chief Executive Officer

Dated: June 6, 2001                   IDEALAB! HOLDINGS, L.L.C.


                                       By: /s/ Bill Gross
                                           -------------------------------------
                                           Name:  Bill Gross
                                           Title: Managing Member

                                   SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              BILL GROSS' IDEALAB!

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bill Gross' idealab! is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Bill Gross' idealab!, 130 West Union Street, Pasadena, California 91103.

                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
                                                                                    EXECUTIVE OFFICER OF BILL GROSS'
      NAME AND BUSINESS                      POSITION WITH BILL GROSS'              IDEALAB!
      ADDRESS                                IDEALAB!
      -----------------------------------    ----------------------------------     ----------------------------------------
      Bill Gross                             Chairman of the Board and Chief
                                             Executive Officer

      Marcia Goodstein                       President, Chief Operating
                                             Officer and Director

      Lawrence Gross                         Vice-Chairman

      Bruce Johnston                         President, idealab! Boston

      Robert Kavner                          Director

      Howard Morgan                          Vice-Chairman

      Benjamin M. Rosen                      Director

      John F. Welch, Jr.                     Director                               Chairman and Chief Executive Officer,
                                                                                    General Electric Company

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            IDEALAB! HOLDINGS, L.L.C.

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of idealab! Holdings, L.L.C. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is idealab! Holdings, L.L.C., 130 West Union Street, Pasadena, California 91103.

                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
                                                                                    EXECUTIVE OFFICER OF IDEALAB!
      NAME AND BUSINESS                      POSITION WITH IDEALAB! HOLDINGS,       HOLDINGS, L.L.C.
      ADDRESS                                L.L.C.
      -----------------------------------    ----------------------------------     ----------------------------------------
      Bill Gross' idealab!                   Member

      Bill Gross                             Managing Member

                                  EXHIBIT INDEX

Exhibit 1.(1)      Joint Filing Agreement, dated as of January 3, 2000.

Exhibit 2.(1)      Stock Purchase Agreement, dated as of December 23,
                   1999, by and between Bill Gross' idealab! and Kline Hawkes California SBIC.

Exhibit 3.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Howard L. Morgan.

Exhibit 4.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Oliver A. McBryan.

Exhibit 5.(1)      Stock Purchase Agreement, dated as of December 23,
                   1999, by and between Bill Gross' idealab! and Bob Kavner.

Exhibit 6.(1)      Stock Purchase Agreement, dated as of December 23,
                   1999, by and between Bill Gross' idealab! and William S.
                   Elkus.

Exhibit 7.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bruce Hendricks.

Exhibit 8.(1)      Stock Purchase Agreement, dated as of December 23,
                   1999, by and between Bill Gross' idealab! and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington Investments Strategies, L.P. and Multi-Strategies Fund L.P.

Exhibit 9.(1)      Stock Purchase Agreement, dated as of December 23,
                   1999, by and between Bill Gross' idealab! and Jim Armstrong.

Exhibit 10.(2) Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross' idealab! and idealab! Capital Partners I-B, L.P.

Exhibit 11.(3) Stockholder Agreement, dated as of March 3, 2000, by and between Bill Gross' idealab! and GoTo.com, Inc.

Exhibit 12.(3)     Joint Filing Agreement, dated as of March 6, 2000.

----------

(1)     Previously filed on Schedule 13D, dated December 23, 1999.

(2)     Previously filed on Amendment No. 1 to Schedule 13D, dated January 20,
        2000.

(3)     Previously filed on Amendment No. 2 to Schedule 13D, dated March 6,
        2000.

Exhibit 13.(4)     Joint Filing Agreement, dated as of May 8, 2001.

Exhibit 14 Lock-up Agreement, dated as of June 4, 2001, by and among Bill Gross' idealab!, GoTo.com, Inc. and Credit Suisse First Boston Corporation, Salomon Smith Barney and U.S. Bancorp Piper Jaffray, as representatives of the several underwriters.

Exhibit 15 Lock-up Agreement, dated as of June 4, 2001, by and among Bill Gross, GoTo.com, Inc. and Credit Suisse First Boston Corporation, Salomon Smith Barney and U.S. Bancorp Piper Jaffray, as representatives of the several underwriters.

----------

(4)     Previously filed on Amendment No. 3 to Schedule 13D, dated May 9, 2001.